Exhibit 12.3

PINNACLE WEST CAPITAL CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDEND REQUIREMENTS
(dollars in thousands)

	Six Months Ended June 30,	Twelve Months Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations attributable to common shareholders	$139,024	$397,595	$406,074	$387,380	$328,110	$324,688
Income taxes	75,318	220,705	230,591	237,317	183,604	160,869
Fixed charges	100,580	208,226	206,089	219,437	246,462	248,664
Total earnings	$314,922	$826,526	$842,754	$844,134	$758,176	$734,221
Fixed Charges:
Interest expense	$96,727	$200,950	$201,888	$214,616	$241,995	$244,174
Estimated interest portion of annual rents	3,853	7,276	4,201	4,821	4,467	4,490
Total fixed charges	$100,580	$208,226	$206,089	$219,437	$246,462	$248,664
Preferred Stock Dividend Requirements:
Income before income taxes attributable to common shareholders	$214,342	$618,300	$636,665	$624,697	$511,714	$485,557
Net income from continuing operations attributable to common shareholders	139,024	397,595	406,074	387,380	328,110	324,688
Ratio of income before income taxes to net income	1.54	1.56	1.57	1.61	1.56	1.50
Preferred stock dividends	—	—	—	—	—	—
Preferred stock dividend requirements — ratio (above) times preferred stock dividends	$—	$—	$—	$—	$—	$—
Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$100,580	$208,226	$206,089	$219,437	$246,462	$248,664
Preferred stock dividend requirements	—	—	—	—	—	—
Total	$100,580	$208,226	$206,089	$219,437	$246,462	$248,664
Ratio of Earnings to Fixed Charges (rounded down)	3.13	3.96	4.08	3.84	3.07	2.95